

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2019

Andrew Van Noy
Chief Executive Officer and President
CloudCommerce, Inc.
321 Sixth Street
San Antonio, Texas 78215

> **Re: CloudCommerce, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 30, 2019**
> **File No. 024-11067**

Dear Mr. Van Noy:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed August 30, 2019

Part I
1-A: Item 1. Issuer Information
Financial Statements , page 1

1.   Please tell us what consideration you gave to providing the financial statement information for the most recent period contained in the offering statement. In this regard, we note the most recent period presented within the filing is June 30, 2019.

Outstanding Securities
Common Equity, page 1

2.   The reported number of common equity units outstanding does not agree to the financial statements included in the filing. Please ensure all reported information agrees to the financial information for the latest period included in the offering statement.

Part II and III
Plan of Distribution, page 15

3.   We note your disclosure that you plan to market the shares in this offering both through online and offline means, and that online marketing may take the form of contacting potential investors through electronic media and posting your offering circular or "testing the waters" materials on an online investment platform. Please confirm your understanding that "testing the waters" materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. See Securities Act Rule 255(b)(4). Further, unless otherwise filed and as applicable, please file your testing the waters materials as exhibits, and confirm that you will do so with future testing the waters materials. Refer to Item 17.13 of Form 1-A.

Use of Proceeds, page 18

4.   We note your disclosure that you intend to use the net proceeds form this offering "for general corporate purposes, including working capital," that you intend to reserve 15% of the proceeds for the payment of dividends, and that "pending the use of net proceeds from the offering as described above, [you] intend to invest the net proceeds in investment-grade, interest-bearing instruments." To the extent known, please describe the allocation of the total net proceeds to working capital, other general corporate purposes, and investment-grade, interest-bearing instruments. In this regard, it is clear that 15% of the proceeds will be allocated to the payment of dividends, but it is unclear how the rest of your proceeds will be allocated among those uses disclosed. Further, describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. For example, provide a description of the uses of proceeds for the sale of 25%, 50%, and 75% of the maximum aggregate offering. See Item 6. and Instruction 3 to Item 6. of Form 1-A.

5.   As a related matter, please revise your disclosure to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors or any of your subsidiaries. Please refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Our Business
Revenue Model, page 21

6.   We note your disclosure that you "will charge monthly recurring platform fees for SWARM depending on various usage metrics." Please disclose when you plan to implement the monthly recurring platform fee for SWARM, considering your disclosure that you "will" charge this fee.

7.   As a related matter, you disclose that you have a variety of revenue-generating models, including "fixed or variable implementation fees to design, build, and execute on digital

marketing campaigns," and "retainer arrangements for other services that vary in term length." Please disclose from which model you derive the majority of your revenue, and provide a brief description of the percentage of your revenues attributable to each fee model for fiscal 2018, and the period ended June 30, 2019.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 24

8.   Please revise to clarify the effect that changes in price and volume had on the revenues for each period presented. Further, we note that on page F-10, you disaggregated your revenue into five categories. Tell us what consideration you gave to discussing changes in revenue related to these categories for each period presented, or advise us why this information would not be useful to an investor. Please refer to Item 9 of Part II of Form 1-A.

9.   Please update your results of operations discussion to include each year or period for which financial statements are required. In this regard, you should provide a results of operations discussion which compares the historical periods presented in your condensed consolidated statements of operations (i.e. year ended December 31, 2018 compared to the six months ended December 31, 2017, and the six months ended December 31, 2017 compared to the year ended June 30, 2017). Please refer to Item 9 of Part II of Form 1-A. For clarity, in an appropriate place in this section, please discuss the basis for the presentation of your results of operations, specifically that, in 2018, you changed your fiscal year-end from June 30 to December 30.

10.   We note your disclosure that the decrease in revenue for the three months ended June 30, 2019 and the six months ended June 30, 2019 was primarily due to a reduction in revenue from a related party, partially offset by revenue increases from third parties. Please disclose whether you expect to continue to see a reduction in revenue from this related party.

Critical Accounting Policies
Indefinite Lived Intangibles and Goodwill Assets, page 25

11.   Your discussion of critical accounting policies should focus on policies involving the most significant assumptions, estimates and judgments that may result in fluctuations in your reported results from period to period. For example, you cite goodwill as a critical accounting policy and indicate that you performed a qualitative assessment; however, it is unclear what qualitative factors you considered to determine that it is more likely than not that the fair value of each of your reporting unit(s) was more than their carrying amount. Accordingly, please revise your disclosure. Additionally, expand your disclosure to identify those reporting units and indicate, if true, that the fair values of those reporting units are substantially in excess of their carrying values. Identify for us any reporting units with a fair value not substantially in excess of their carrying value and quantify the related goodwill associated with those reporting units. For any reporting unit with a fair

value not substantially in excess of their carrying value, please provide investors with additional information regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Liquidity and Capital Resources, page 32

12.   We note your auditors have issued a going concern opinion. Please disclose your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations.

13.   Your discussion of liquidity should provide information on any short and long-term sources of liquidity. You should also discuss any material unused sources of liquidity. If none, so state. Please refer to paragraph (b)(1) of Item 9 of Part II of Form 1-A. Lastly, please disclose your material commitments for capital expenditures. Refer to paragraph (b)(2) of Item 9 of Part II of Form 1-A.

Security Ownership of Management and Certain Shareholders, page 37

14.   Please revise the beneficial ownership table to provide separate columns for the "Amount and nature of beneficial ownership" and the "Amount and nature of beneficial ownership acquirable." Refer to Item 12 of Part II of Form 1-A..

15.   We note the percentages of ownership disclosed in the table on page 37 and that the percentages in this column total more than 100%. We also note your explanatory disclosure before the table. Please revise your explanation to clarify for investors in more detail why the column totals more than 100%. For example, consider revising your disclosure to state that your 142,021,401 shares outstanding are "as of August 13, 2019."

Interest of Management and Others in Certain Transactions, page 38

16.   We note your disclosure that your subsidiary Parscale Digital entered into a consulting agreement with Bradley Parscale, and that under the agreement, Parscale Digital agreed to pay Mr. Parscale a consultancy fee equal to 95% of all fees collected directly by Parscale Digital for Mr. Parscale's performance of such services. Please disclose the total amount of Mr. Parscale's interest in the contract, i.e. the total fees he received pursuant to the agreement.

Financial Statements, page F-1

17.   Please tell us whether you have made the one time irrevocable election to delay complying with any new or revised accounting standards pursuant to paragraph (a)(3) to Part F/S of Form 1-A. If so, please disclose such election.

Report of Independent Registered Public Accounting Firm, page F-3

18.   We note that the auditor's report is addressed to the board of directors but not the stockholders of the Company. Please tell us how your auditor's report complies with PCAOB AS 3101.07.

2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

19.   Please provide us with your analysis regarding how you determined gross reporting for your reimbursable costs was appropriate pursuant to ASC 606-10-55-39. Specifically address how you considered the definition of control and how you are directing any third party providers to provide the goods or services. Additionally, please revise your disclosure to provide your assessment of the indicators of control under ASC 606-10-55-39 (i.e. primarily responsible for fulfilling the promise to provide the specified good or service, inventory risk, and price discretion). In this regard, some of the factors you reference relate to the legacy gross versus net guidance under ASC 605.

20.   Please revise your disaggregated revenue disclosure on pages F-10 and F-17 to remove the unaudited period for the year ended December 31, 2017. Additionally, please revise to present this information for the periods that correspond to your audited financial statements.

6. Intangible Assets
Brand name, page F-22

21.   Tell us how you considered the guidance of ASC 350-30-35-3 in your determination that your brand names have an indefinite life.

Andrew Van Noy
CloudCommerce, Inc.
September 27, 2019
Page 6

General

22. Please provide the dilution disclosures pursuant to Item 4 of Part II of Form 1-A, or tell us why this disclosure is unnecessary.

23. The consent of Liggett & Webb, P.A. should not refer to the financial statements as of June 30, 2017 and year ended June 30, 2016. According, please have Liggett & Webb, P.A. revise their consent.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Gregory Sichenzia